Exhibit 99.6

Third Quarter 2011

Message from the Chairman of the Board and the President and Chief Executive Officer

Summary of operations for the first three quarters

For the nine months ended September 30, 2011, net income totaled $2,238 million, a $196-million increase compared to the same period last year. This rise is due to a $70-million decrease in operating expenses as well as an $82-million increase in electricity sales in Québec as a result of higher demand, mainly from residential customers.

Third quarter

In third quarter 2011, net income amounted to $384 million, compared to $227 million in 2010. This $157-million increase stems from growth in net electricity exports, among other things. It should be noted that in third quarter 2010, Hydro-Québec had to limit its net exports because of well-below-average precipitation levels across its entire hydroelectric generating fleet.

The granting of sublicences for the manufacture of rechargeable battery materials generated $22 million in third quarter 2011. As for operating expenses, they were down $25 million.

Consolidated operations for the first three quarters

Revenue totaled $9,377 million, compared to $9,213 million in 2010. In Québec, revenue from electricity sales amounted to $7,990 million, or $323 million more than in 2010, essentially because of a 3.6-TWh volume increase resulting from the fact that temperatures were close to normal in 2011, whereas they had been exceptionally mild in 2010. A 0.8-TWh increase in demand was also a factor. On markets outside Québec, revenue from electricity sales was $1,101 million, a $192-million decrease due mainly to the impact of the appreciation of the Canadian dollar.

Other revenue totaled $286 million, compared to $253 million in 2010. This $33-million increase was due, among other things, to the revenue generated by the granting of sublicences for the manufacture of rechargeable battery materials.

Total expenditure amounted to $5,293 million, which is comparable to the 2010 level. The $70-million decrease in operating expenses as well as the reduction in electricity purchases and capital tax were offset by the impact of regulatory deferrals which, in 2010, included a $105-million asset for revenue variances related to climate conditions.

Segmented operations for the first three quarters

Generation

Hydro-Québec Production posted net income of $1,459 million, compared to $1,407 million in 2010. The increase in net electricity exports was offset by the impact of the appreciation of the Canadian dollar. On the other hand, revenue from electricity sales to Hydro-Québec Distribution increased by $169 million.

Transmission

Hydro-Québec TransÉnergie’s net income amounted to $424 million, a $28-million increase over 2010. The decline in revenue from native load transmission service following a decision by the Régie de l’énergie in May 2011 was more than offset by the reduction in financial expenses.

Distribution

Hydro-Québec Distribution recorded net income of $266 million, an increase of $28 million over last year. Revenue from electricity sales increased due to colder temperatures in 2011 and to higher demand, mainly from residential customers. This increase was partly offset by higher electricity purchases, net of transmission costs, and by the recognition, in 2010, of a regulatory asset for revenue variances related to climate conditions.

Construction

The Construction segment includes activities related to the projects carried out by Hydro-Québec Équipement et services partagés and Société d’énergie de la Baie James (SEBJ).

Work handled by Hydro-Québec Équipement et services partagés totaled $1,245 million in the first nine months of 2011, compared to $1,352 million in 2010. Large-scale projects under way for Hydro-Québec Production include Romaine-2, while work in progress for Hydro-Québec TransÉnergie revolves around connecting new generating facilities and continued investment in asset sustainment projects, among other things.

As for SEBJ, its volume of activity amounted to $244 million, compared to $549 million last year. In June 2011, the Eastmain-1-A/Sarcelle/Rupert project reached an important milestone with the commissioning of the first generating unit at Eastmain-1-A powerhouse.

Investment

As at September 30, 2011, investments in property, plant and equipment, intangible assets and the Energy Efficiency Plan totaled $2,619 million, compared to $2,953 million in 2010. As expected, a large portion of this amount was devoted to the major capital projects of Hydro-Québec Production, especially the Eastmain-1-A/Sarcelle/Rupert and Romaine-2 hydroelectric developments.

Hydro-Québec TransÉnergie continued investing in its transmission system to integrate new hydroelectric and wind capacity in Québec. It also carried on with its investments in maintenance and improvement to ensure the reliability and long-term operability of its transmission assets and enhance service quality.

Hydro-Québec Distribution kept up investments to handle the growth of its Québec customer base and ensure the quality of its facilities, especially those related to distribution automation. It also continued implementation of the Energy Efficiency Plan.

Page 2	Third Quarter 2011

Financing

In September 2011, bonds maturing in February 2050 were issued on the Canadian market, at the rate of 3.89%. This financing raised $0.6 billion, adding to the $3.5 billion raised in the first half of the year. The funds are being used to refinance maturing debt and to support the investment program.

	/s/ Michael L. Turcotte	/s/ Thierry Vandal

	Michael L. Turcotte	Thierry Vandal

	Chairman of the Board	President and Chief Executive Officer

November 18, 2011

Third Quarter 2011	Page 3

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

CONSOLIDATED STATEMENTS OF OPERATIONS

	MMMMM	MMMMM	MMMMM	MMMMM	MMMMM
In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30
	Notes	2011	2010	2011	2010

Revenue		2,679	2,701	9,377	9,213

Expenditure

Operations		569	594	1,787	1,857

Electricity and fuel purchases		282	370	918	958

Depreciation and amortization	4	609	656	1,858	1,902

Taxes		202	201	657	689

Regulatory deferrals		24	(4)	73	(117)

		1,686	1,817	5,293	5,289

Operating income		993	884	4,084	3,924

Financial expenses	5	609	657	1,846	1,882

Net income		384	227	2,238	2,042

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	MMMM	MMMM	MMMM	MMMM
In millions of Canadian dollars (unaudited)	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010

Balance, beginning of period	15,819	15,151	13,965	13,336

Net income	384	227	2,238	2,042

Balance, end of period	16,203	15,378	16,203	15,378

The accompanying notes are an integral part of the consolidated financial statements.

Page 4	Third Quarter 2011

CONSOLIDATED BALANCE SHEETS

	MMMM	MMMM
In millions of Canadian dollars (unaudited)	As at September 30, 2011	As at December 31, 2010

ASSETS
Current assets
Cash and cash equivalents	1,683	80
Short-term investments	432	1,230
Accounts receivable and other receivables	1,641	1,813
Derivative instruments	910	889
Regulatory assets	38	43
Materials, fuel and supplies	260	321

	4,964	4,376

Property, plant and equipment	56,289	55,512
Goodwill and intangible assets	1,228	1,235
Investments	124	114
Derivative instruments	1,456	952
Regulatory assets	1,134	1,144
Other assets	2,926	2,565
	68,121	65,898

LIABILITIES
Current liabilities
Borrowings	23	18
Accounts payable and accrued liabilities	1,649	2,017
Dividend payable	-	1,886
Accrued interest	498	909
Derivative instruments	604	308
Regulatory liabilities	98	58
Current portion of long-term debt	890	1,933
	3,762	7,129

Long-term debt	40,324	36,439
Asset retirement obligations	517	504
Derivative instruments	1,669	2,114
Regulatory liabilities	-	1
Other long-term liabilities	857	857
Perpetual debt	287	288
	47,416	47,332

EQUITY
Share capital	4,374	4,374

Retained earnings	16,203	13,965
Accumulated other comprehensive income	128	227

	16,331	14,192

	20,705	18,566

	68,121	65,898

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ Jacques Leblanc	/s/Michael L. Turcotte

Jacques Leblanc Chair of the Audit Committee	Michael L. Turcotte Chairman of the Board

Third Quarter 2011	Page 5

CONSOLIDATED STATEMENTS OF CASH FLOWS

	MMMM	MMMM	MMMM	MMMM	MMMM
In millions of Canadian dollars (unaudited)		Three months ended September 30		Nine months ended September 30

	Notes	2011	2010	2011	2010

Operating activities

Net income		384	227	2,238	2,042

Adjustments to determine net cash flows from operating activities

Depreciation and amortization	4	609	656	1,858	1,902

Amortization of premiums, discounts and issue expenses related to debt securities	5	29	29	80	91

Regulatory deferrals		24	(4)	73	(117)

Other		12	77	197	5

Change in non-cash working capital items	6	175	111	(550)	(180)

Net change in accrued benefit assets and liabilities		(151)	(139)	(390)	(430)

		1,082	957	3,506	3,313

Investing activities

Additions to property, plant and equipment		(865)	(996)	(2,429)	(2,767)

Additions to intangible assets		(15)	(21)	(63)	(56)

Cash receipts from the government reimbursement for the 1998 ice storm		2	2	5	8

Disposal of investments		-	-	-	11

Costs related to Energy Efficiency Plan		(48)	(50)	(127)	(130)

Net (acquisition) disposal of short-term investments		(141)	(303)	797	1,330

Other		9	2	16	7

		(1,058)	(1,366)	(1,801)	(1,597)

Financing activities

Issuance of long-term debt		593	494	4,090	1,028

Repayment of long-term debt		(609)	(186)	(2,625)	(642)

Cash receipts arising from credit risk management		1,188	667	2,982	1,597

Cash payments arising from credit risk management		(720)	(635)	(2,671)	(1,370)

Net change in short-term borrowings		(70)	(260)	3	174

Dividend paid		-	-	(1,886)	(2,168)

Other		(1)	(2)	(1)	(2)

		381	78	(108)	(1,383)

Foreign currency effect on cash and cash equivalents		8	(4)	6	(2)

Net change in cash and cash equivalents		413	(335)	1,603	331

Cash and cash equivalents, beginning of period		1,270	1,138	80	472

Cash and cash equivalents, end of period		1,683	803	1,683	803

Supplementary cash flow information	6

The accompanying notes are an integral part of the consolidated financial statements.

Page 6	Third Quarter 2011

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	MMMMM	MMMMM	MMMMM	MMMMM
In millions of Canadian dollars (unaudited)	Three months ended September 30		Nine months ended September 30

	2011	2010	2011	2010

Net income	384	227	2,238	2,042

Other comprehensive income

Change in deferred gains (losses) on items designated as cash flow hedges	104	(256)	104	308

Reclassification to operations of deferred gains on items designated as cash flow hedges	(76)	(134)	(203)	(389)

	28	(390)	(99)	(81)

Comprehensive income	412	(163)	2,139	1,961

The accompanying notes are an integral part of the consolidated financial statements.

Third Quarter 2011	Page 7

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three- and nine-month periods ended September 30, 2011 and 2010

Amounts shown in tables are in millions of Canadian dollars.

Note 1	Basis of Presentation

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles as set forth in Part V of the Canadian Institute of Chartered Accountants (CICA) Handbook, “Pre-changeover Accounting Standards,” and reflect the decisions of the Régie de l’énergie (the “Régie”). These decisions affect the timing of the recognition of certain transactions in the consolidated operations, resulting in the recognition of regulatory assets and liabilities, which Hydro-Québec considers it is likely to recover or settle subsequently through the rate-setting process. The quarterly consolidated financial statements, including the present notes, do not contain all the required information regarding the audited annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2010.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2010.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Note 2	Change in Accounting Policy

Future Change

In February 2008, the Canadian Accounting Standards Board (AcSB) confirmed that publicly accountable enterprises would be required to apply International Financial Reporting Standards (IFRS) in their interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. In September 2010, the AcSB authorized rate-regulated entities to defer the adoption of IFRS to January 1, 2012. Since Hydro-Québec is entitled to exercise this deferral right, it has opted to present its 2011 financial statements in accordance with Part V of the CICA Handbook, “Pre-changeover Accounting Standards.”

Note 3	Effects of Rate Regulation on the Consolidated Financial Statements

Transmission

In decision D-2011-061 of May 5, 2011, the Régie set Hydro-Québec’s power transmission rates for 2011. The new rates take into account a 7.21% return on the rate base, assuming a capitalization with 30% equity.

Distribution

In decision D-2011-036 of March 31, 2011, the Régie imposed an across-the-board reduction of 0.41% in Hydro-Québec’s electricity rates, effective April 1, 2011. This reduction takes into account a 7.26% return on the rate base, assuming a capitalization with 35% equity.

In decision D-2011-028 of March 9, 2011, the Régie authorized the amortization of an amount of $33 million in 2011 for the 2010 revenue variances related to climate conditions, stipulating that the balance of these variances must be amortized over five years as of 2012, in compliance with decision D-2009-016. The impact of decision D-2011-028 on the amortization expense for the three- and nine-month periods ended September 30, 2011, totaled $8 million and $25 million, respectively.

In decisions D-2011-039 of April 6, 2011 and D-2011-028, the Régie asked the Transmission Provider and the Distributor to recognize in a separate account the variances between the recognized pension cost and the cost authorized in the rate decisions. The amortization terms and conditions for this account have not yet been determined. As at September 30, 2011, an amount of $39 million had been recognized as a regulatory liability.

In decision D-2011-058 of May 3, 2011, the Régie allowed the Distributor to create an account for deferred expenses bearing interest at the authorized rate on the rate base, in order to recognize certain costs related to the customer systems optimization project. This account will be amortized in 2012. As at September 30, 2011, costs of $8 million had been recognized as a regulatory asset.

Page 8	Third Quarter 2011

Note 4    Depreciation and Amortization

	MMMM	MMMM	MMMM	MMMM
	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010

Property, plant and equipment	543	570	1,654	1,658
Intangible assets	28	24	81	72
Regulatory assets and liabilities	38	55	121	165
Write-offs	-	7	2	7
	609	656	1,858	1,902

Note 5    Financial Expenses

	MMMM	MMMM	MMMM	MMMM
	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010

Interest
Interest on debt securities	630	651	1,873	1,862
Amortization of premiums, discounts and issue expenses related to debt securities	29	29	80	91
	659	680	1,953	1,953

Net exchange (gain) loss	(21)	7	(12)	3
Guarantee fees related to debt securities	47	46	141	137
	26	53	129	140
Less
Capitalized financial expenses	72	73	226	205
Net investment income	4	3	10	6
	76	76	236	211
	609	657	1,846	1,882

Note 6    Supplementary Cash Flow Information

	MMMM	MMMM	MMMM	MMMM
	Three months ended September 30		Nine months ended September 30
	2011	2010	2011	2010
Change in non-cash working capital items
Accounts receivable and other receivables	488	413	174	440
Materials, fuel and supplies	31	(1)	60	7
Accounts payable and accrued liabilities	36	66	(352)	(230)
Accrued interest	(380)	(367)	(432)	(397)
	175	111	(550)	(180)
Investing activities not affecting cash
Increase in property, plant and equipment	24	8	49	71
Interest paid	920	891	2,039	1,988

Third Quarter 2011	Page 9

Note 7    Employee Future Benefits

	Three months ended September 30

	Pension Plan		Other plans
	2011	2010	2011	2010

Accrued benefit cost	31	6	22	28

	Nine months ended September 30

	Pension Plan		Other plans
	2011	2010	2011	2010

Accrued benefit cost	91	16	84	85

Note 8    Segmented Information

The following tables contain information related to operations and assets by segment:

	Three months ended September 30, 2011

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue

External customers	403	17	2,225	-	34	-	2,679

Intersegment	1,029	750	17	543	346	(2,685)	-

Net income (loss)	315	157	(165)	-	77	-	384

Total assets as at September 30, 2011	31,239	18,321	12,642	446	5,727	(254)	68,121

	Three months ended September 30, 2010

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue

External customers	431	17	2,241	-	5	7[a]	2,701

Intersegment	1,031	764	15	671	331	(2,812)	-

Net income (loss)	242	127	(136)	-	(9)	3	227

Total assets as at September 30, 2010	30,370	17,935	12,173	467	4,362	(327)	64,980

a) Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than in Revenue.

Page 10	Third Quarter 2011

Note 8    Segmented Information (continued)

	Nine months ended September 30, 2011
	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue

External customers	1,224	51	8,053	-	49	-	9,377

Intersegment	3,674	2,242	55	1,489	1,023	(8,483)	-

Net income	1,459	424	266	-	86	3	2,238

Total assets as at September 30, 2011	31,239	18,321	12,642	446	5,727	(254)	68,121

	Nine months ended September 30, 2010

	Generation	Transmission	Distribution	Construction	Corporate and Other Activities	Intersegment eliminations and adjustments	Total

Revenue

External customers	1,445	49	7,680	-	25	14 [a]	9,213

Intersegment	3,521	2,287	51	1,901	994	(8,754)	-

Net income (loss)	1,407	396	238	-	(8)	9	2,042

Total assets as at September 30, 2010	30,370	17,935	12,173	467	4,362	(327)	64,980

a) Resales of excess supply by Hydro-Québec Distribution on outside markets are presented as offsets of electricity purchases rather than in Revenue.

Note 9    Comparative Information

Some corresponding period data of the previous year have been reclassified to conform to the presentation adopted in the current period, or restated in accordance with the changes to accounting policies described in Note 2 to the consolidated financial statements published in Hydro-Québec’s Annual Report 2010.

Third Quarter 2011	Page 11

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

MMMM	MMMM	MMMM	MMMM	MMMM		MMMM	MMMM	MMMM	MMMM		MMMM
		Three months ended September 30					Nine months ended September 30
Summary of Operations		2011	2010	Change (%)			2011	2010	Change (%)

Revenue		2,679	2,701	0.8	i		9,377	9,213	1.8	h

Expenditure		1,686	1,817	7.2	i		5,293	5,289	0.1	h

Financial expenses		609	657	7.3	i		1,846	1,882	1.9	i

Net income		384	227	69.2	h		2,238	2,042	9.6	h

Page 12	Third Quarter 2011

Quarter Highlights

Transmission

Application to amend the Open Access Transmission Tariff

In August, Hydro-Québec TransÉnergie filed its 2012 rate application with the Régie de l’énergie. The application essentially seeks the approval of revenue requirements and changes to transmission service rates, effective January 1, 2012. Revenue requirements amount to $3,080.6 million, which is $71.2 million more than the revenue approved by the Régie for 2011.

Distribution

Régie de l’énergie decision

In July, the Régie de l’énergie authorized Hydro-Québec Distribution to build a new thermal generating station in Akulivik, an Inuit village in Nunavik, to replace the existing one. The new facility will be equipped with three generating units, for a total capacity of 2,028 kW. Project costs will run to $49.4 million.

Rate adjustment application

In August, Hydro-Québec Distribution filed an application with the Régie de l’énergie for a rate adjustment of 1.7%, effective April 1, 2012.

Technological innovation

Granting of lithium metal phosphate sublicences

In July, Hydro-Québec, Université de Montréal and the Centre national de la recherche scientifique [France’s national centre for scientific research], co-owners of the rights to key patents on lithium metal phosphate (LMP), including lithium iron phosphate (LFP), announced that they had broadened the base for the international marketing of these battery materials, in conjunction with Munich-based Süd-Chemie AG. The co-owners can now grant sublicences to LMP manufacturers capable of meeting market demand with quality products. Contracts have already been signed with Japanese entities Sumitomo Osaka Cement Co., Ltd. and Mitsui Engineering & Shipbuilding Co., Ltd. as well as with Taiwanese companies Tatung Fine Chemicals Co., Ltd. and Advanced Lithium Electrochemistry Co., Ltd. The latter has undertaken to build a plant in Québec. Süd-Chemie is already building a plant in Candiac through its subsidiary Phostech Lithium Inc.

Transportation electrification

Request for proposals to supply charging stations

In August, Hydro-Québec launched a request for proposals for the purchase of 120 charging stations for electric vehicles on behalf of the partners of “The Electric Circuit,” namely RONA, Les Rôtisseries St-Hubert, METRO, the Agence métropolitaine de transport (AMT) and Hydro-Québec. The winning bidder will be announced by the end of 2011. The charging stations will supply clean, renewable energy to the public beginning in winter 2012. They will be installed at business locations designated by Hydro-Québec’s partners and at several AMT park-and-ride facilities.

First all-electric vehicles available for carsharing in Québec

In August, Communauto, Hydro-Québec and Nissan Canada announced that Communauto’s customers now have access to 15 Nissan LEAFs—nine in Montréal and six in the city of Québec. By early 2012, the number of cars available will reach 50. This represents the largest fleet of all-electric vehicles to be part of a carsharing service in North America.

Third Quarter 2011	Page 13

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